EXHIBIT 12.1

HOSPITALITY PROPERTIES TRUST

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(IN THOUSANDS, EXCEPT RATIO AMOUNTS)

	Six Months Ended June 30,				Year Ended December 31,
	2004		2003		2003		2002		2001		2000		1999

Net Income	$60,528		$63,184		$238,213		$142,202		$131,956		$126,271		$111,929
Fixed Charges	25,245		20,402		44,536		42,424		41,312		37,682		37,352
Adjusted Earnings	$85,773		$83,586		$282,749		$184,626		$173,268		$163,953		$149,281

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs	$25,245		$20,402		$44,536		$42,424		$41,312		$37,682		$37,352

Total Fixed Charges	$25,245		$20,402		$44,536		$42,424		$41,312		$37,682		$37,352

Ratio of Earnings to Fixed Charges	3.40	x	4.10	x	6.35	x	4.35	x	4.19	x	4.35	x	4.00	x